SCHEDULE A
to the Investment Advisory Agreement

(as amended on March 9, 2016, to add the Pzena Small Cap Value Fund)

Series or Fund of Advisors Series Trust	Annual Fee Rate as a Percentage of Average Daily Net Assets
Pzena Mid Cap Value Fund	0.80%
Pzena Emerging Markets Value Fund	1.00%
Pzena Long/Short Value Fund	1.50%
Pzena Small Cap Value Fund	0.95%

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	PZENA INVESTMENT MANAGEMENT, LLC

By: /s/ Douglas G. Hess	By: /s/ William L. Lipsey
Name: Douglas G. Hess	Name: William L. Lipsey
Title: President	Title: President